January 30, 2012

Mr. Thomas O’Malley
Dividend and Income Fund, Inc.
11 Hanover Square
New York, New York 10005

Dear Mr. O’Malley:

We confirm that Dividend and Income Fund, Inc., the “Registrant”, cannot file Form N-SAR for the period ended November 30, 2011 within the prescribed time period without unreasonable effort or expense on our part to issue our opinion on the system of internal accounting controls before the date Form N-SAR for the period ended November 30, 2011 must be filed by the Registrant due to the additional time needed to complete our audit work in order to issue our opinion on the financial statements and the system of internal accounting controls.

Very truly yours,

TAIT, WELLER & BAKER, LLP